CHEMSPEC INTERNATIONAL LIMITED ANNOUNCES
RECEIPT OF “GOING PRIVATE” PROPOSAL AT $8.00 PER ADS

SHANGHAI, November 11, 2010 -- Chemspec International Limited (NYSE: CPC; "Chemspec" or the "Company", incorporated in the Cayman Islands), a leading China-based contract manufacturer of highly-engineered specialty chemicals, announced that its Board of Directors has received a proposal letter today from its Chairman and Chief Executive Officer, Mr. Jianhua Yang ("Mr. Yang"), to acquire all of the outstanding shares of Chemspec not currently owned by Mr. Yang, certain members of the management and their affiliates in a going private transaction for $8.00 per American Depositary share (“ADS”, each ADS representing 60 ordinary shares of the Company) in cash, subject to certain conditions.  Mr. Yang and his affiliates currently own approximately 55.5% of Chemspec’s ordinary shares.  According to the proposal letter, the acquisition is intended to be financed with a combination of debt and equity capital.  The proposal letter states that Mr. Yang is in discussions with an investment fund which has expressed interest in providing equity financing, and also that Mr. Yang intends to engage a financial advisor to arrange additional financing for the acquisition.  A copy of the text of the proposal letter is set forth below.

Chemspec’s Board of Directors has determined to form a special committee of independent directors (the "Special Committee") to consider this proposal.  The Special Committee will retain financial advisors and legal counsel to assist it in its work.  The Board of Directors cautions the Company’s shareholders and others considering trading in its securities that the Board just received the proposal from Mr. Yang and no decisions have been made by the Special Committee with respect to Chemspec's response to the proposal.  There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

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JIANHUA YANG

November 11, 2010

Board of Directors
Chemspec International Limited
200, Wuwei Road
Shanghai, 200331
P.R.C

Dear Sirs:

I, Jianhua Yang, am pleased to submit this preliminary nonbinding proposal to acquire Chemspec International Limited (the “Company”) in a going private transaction (the “Acquisition”).

I believe that my proposal of $8.00 in cash per American Depositary Share (“ADS”, each ADS representing 60 ordinary shares of the Company), or $0.1333 per ordinary share, will provide a very attractive alternative to the Company's shareholders.  My proposal represents a premium of 26.6% to the Company's closing price on November 10, 2010 and a premium of 27.6% to the volume-weighted average closing price during the last 30 trading days.1

The terms and conditions upon which I am prepared to pursue the Acquisition are set forth below.  I am confident that an Acquisition can be closed on the basis as outlined in this letter.

1.           Buyer.  I intend to form an acquisition vehicle (“Buyer”) for the purpose of pursuing the Acquisition.

2.           Purchase Price.  The consideration payable for each publicly held ADS(other than those held by myself, certain members of the management and my and their affiliates) will be $8.00 per ADS, or $0.1333 per ordinary share, in cash.

3.           Financing.  I intend to finance the Acquisition with a combination of debt and equity capital.  I am in discussions with an investment fund which has expressed sincere interest in providing equity financing to Buyer.  Buyer intends to engage a financial advisor to arrange additional financing for the Acquisition, and I expect commitments for the required equity and debt financing, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed.

4.           Due Diligence.  Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company.

5.           Definitive Agreements.  I am prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions very promptly.  These documents will provide for covenants and conditions typical and appropriate for transactions of this type.

6.           Confidentiality.  I will, as required by law, promptly file a Schedule 13D to disclose this letter.  However, I am sure you will agree that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed Definitive Agreements.

7.           Process.  I believe that the Acquisition will provide superior value to the Company's shareholders.  We recognize that the Board will evaluate the proposed Acquisition independently before it can make its determination to endorse it.  Given my involvement in the proposed Acquisition, I recognize that independent members of the Board will proceed to consider the proposed Acquisition.

9.           No Binding Commitment.  This letter constitutes only a preliminary indication of my interest, and does not constitute any binding commitment with respect to an Acquisition.  Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, I would like to personally express our commitment to working together to bring this Acquisition to a successful and timely conclusion.  Should you have any questions regarding this proposal, please do not hesitate to contact me.  I look forward to hearing from you.

Sincerely,

Yang, Jianhua

[1] Historical trading data are based on information available on Yahoo! Finance (http://finance.yahoo.com).

About Chemspec

Chemspec is a leading China-based contract manufacturer of highly engineered specialty chemicals as well as fluorinated specialty chemicals.  In manufacturing specialty chemicals, Chemspec also provides process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into the products of Chemspec's end users.  Chemspec's customers and end users include electronics, pharmaceutical and agrochemical companies.  For more information, please visit http://www.chemspec.com.cn.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  Further information regarding these and other risks is included in Chemspec’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and annual reports on Form 20-F, as amended from time to time.  Chemspec does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Chemspec International Ltd.
In Shanghai
Carol Fang
Tel:   +86-21-63638108
Email: ir@chemspec.com.cn

Christensen
In New York
Kathy Li
Tel:   +1-212-618-1978
Email: kli@christensenir.com

In Hong Kong
Tip Fleming
Tel:   +852-9212-0684
Email: tfleming@christensenir.com